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               SECURITIES AND EXCHANGE COMMISSION


                     WASHINGTON, D.C. 20549


                            FORM 11-K


[X]Annual Report Pursuant to Section 15(d) of the Securities
   Exchange Act of 1934

For the fiscal year ended December 31, 1994

                               or

[ ]Transition Report Pursuant to Section 15(d) of the
   Securities Exchange Act of 1934



For the transition period from _________________ to
_______________


Commission file number 1-44



 A.                              Full title of the plan and
   address of the plan, if different from that of the issuer named below:

                 ADM SAVINGS AND INVESTMENT PLAN

 B.Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                 ARCHER DANIELS MIDLAND COMPANY
                            BOX 1470
                       DECATUR, IL  62525

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                  Audited Financial Statements

                 ADM Savings and Investment Plan

                        December 31, 1994







Report of Independent
Auditors.....................................                 3
Statements of Net Assets Available for Plan
Benefits...............                4
Statements of Changes in Net Assets Available for Plan
Benefits....                           5
Notes to Financial
Statements......................................              6
Schedule A--Assets Held for
Investment.............................                       9
Schedule B--Transactions or Series of Transactions in
 Excess of 5% of the Current Value of Plan
 Assets.................                                    10

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                 Report Of Independent Auditors



Administrative Committee
ADM Savings and Investment Plan
Decatur, Illinois


We have audited the accompanying statements of net assets available for plan benefits of ADM Savings and Investment Plan ("the Plan") as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1994 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year ended December 31, 1994 are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                       /s/ ERNST & YOUNG
                                       ERNST & YOUNG
Minneapolis, Minnesota

June 1, 1995
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                 ADM Savings and Investment Plan
      Statements Of Net Assets Available For Plan Benefits



                                               December 31
                                            1994         1993
                                    ___________________________
Assets
 Cash and cash equivalents           $    109,817$    262,564

 Investments (Note 1)
   Archer Daniels Midland Company common
   stock                              220,040,463 148,434,559

   Pfizer Incorporated common stock     2,323,449   2,056,752

   Commingled fixed income fund           666,123     708,956

   Equity mutual funds                  1,035,588     823,621

   Commingled capital contract fund       104,789     127,849
                                       ___________ ___________
                                       224,170,412 152,151,737

 Contributions receivable from employer   455,246     399,788

 Contributions receivable from employees  660,968     575,305
                                       ___________ ___________

Net assets available for plan benefits$225,396,443$153,389,394
                                       =========== ===========


See accompanying notes.
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                 ADM Savings and Investment Plan

 Statement of Changes in Net Assets Available for Plan Benefits


                                  Year ended December 31
                                    1994         1993
                              ____________________________
Additions
Contributions from Archer
 Daniels Midland Company        $ 5,463,893    $ 5,074,356
 (Note 2)
Contributions from
 participating employees          7,929,694      7,301,631
 (Note 2)
Transfer of assets                   96,191        331,811
Investment income
 Dividends                          870,544        742,101
 Interest                             9,068          9,313
                                 __________     __________
                                 14,369,390     13,459,212
Deductions
Benefit payments
 Common stock                     4,533,959      7,047,922
 Cash                             2,573,369      1,121,647
Other deductions (fees)               1,335          1,249
                                  _________      _________
                                  7,108,663      8,170,818
                                  _________      _________
                                  7,260,727      5,288,394

Net realized and unrealized
 (depreciation)appreciation
in   fairvalue of investments    64,746,322   (16,036,078)
                                 __________    ___________
Net increase (decrease)          72,007,049   (10,747,684)

Net assets available for plan
benefits at beginning of year   153,389,394    164,137,078
                                ___________   ____________
Net assets available for plan
benefits at end of year        $225,396,443   $153,389,394
                                ===========    ===========

See accompanying notes.

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                 ADM Savings And Investment Plan

                  Notes To Financial Statements

                        December 31, 1994


1. Significant Accounting Policies

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Investments

Investments are carried at fair value. Common stocks are valued at the quoted market price on the last business day of the Plan year. Investments in commingled and mutual funds are stated at the reported net asset value on the last day of the Plan year. Unallocated funds are invested in a short-term money market account as deemed appropriate by the trustee.

Plan Expenses

All costs of administering the Plan are paid by Archer Daniels
Midland Company (the Company).

Plan Year

The Plan year is the twelve month period ending December 31, corresponding to the tax year of the Company.

2. Description of the Plan

The Plan is a defined contribution plan available to substantially all salaried employees of the Company who have completed one year of service. Under the terms of the Plan, employees electing to participate can contribute from 2% to 6% of their current gross cash compensation to the Plan, within ERISA limitations. In addition, the Company will match 100% of the first 2% employee contribution and 50% of the remaining 4% employee contribution. All contributions are received from the Company in the form of Archer Daniels Midland Company common stock and are fully vested to the participant.
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                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)


The full value of an employee's account is payable following termination of employment. Withdrawals by active employees are permitted after completion of seven years of eligible service under specific circumstances. Withdrawal of shares acquired under 401(k) provisions is subject to hardship restrictions. The Company may terminate the Plan at any time.

All plan assets are held and managed by National City Bank of Minneapolis (trustee of the Plan). The trust will continue for an indefinite period of time as provided by the Plan.


3.   Investments

The Plan's investments are held by a bank administered trust fund. During 1994 and 1993 the Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                   Net
                               Appreciation
                              (Depreciation)
                              in Fair Value      Fair Value at
                                During Year       End of Year
                          _____________________________________
Year ended December 31, 1994
 Archer Daniels Midland Company
   common stock              $64,539,405        $220,040,463
 Pfizer Incorporated common stock253,127           2,323,449
 Commingled fixed income fund   (46,726)             666,123
 Equity mutual funds             (2,924)           1,035,588
 Commingled capital contract fund  3,440             104,789
                              __________         ___________
                             $64,746,322        $224,170,412
                              ==========         ===========

Year ended December 31, 1993
 Archer Daniels Midland Company
   common stock            $(16,109,907)        $148,434,559
 Pfizer Incorporated common stock(111,521)         2,056,752
 Commingled fixed income fund     79,147             708,956
 Equity mutual funds             103,354             823,621
 Commingled capital contract fund  2,849             127,849
                              __________         ___________

                           $(16,036,078)        $152,151,737
                              ==========         ===========

At December 31, 1994 and 1993, the fair value of the Archer
Daniels Midland Company common stock represented 5% or more of the Plan's net assets.
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                 ADM Savings and Investment Plan

            Notes To Financial Statements (Continued)

4.   Transactions with Parties-in-Interest

During the two years ended December 31, 1994, the Plan had the following transactions related to Archer Daniels Midland Company common stock:


                                         1994           1993
                                ______________________________

  Number of common shares contributed 529,920        509,202
  Number of common shares purchased     3,674          6,505
  Cost of common shares purchased  $   85,778     $  153,438
  Cash dividends received          $  764,933     $  620,459
  Shares received through stock dividends3,907,051   308,903

  Number of common shares sold         71,913         28,463
  Market value of common shares sold$1,833,884    $  693,843
  Cost of common shares sold       $1,220,787     $  712,737

5.  Plan Terminations

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time. Upon termination, all amounts in participants' accounts are 100% vested.

6.  Income Tax Status

The Plan has not received an updated determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the "Code"). However, the plan administrator represents that the Plan is qualified and, therefore, is exempt from taxation. ADM has submitted the documentation to apply for updated tax exempt status of the Plan with the Internal Revenue Service (IRS).

Once qualified, the Plan is required to operate in conformity with the Code and ERISA to maintain its tax exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Distributions of benefits to participants, their estates or
beneficiaries, generally are subject to federal income tax as either income or capital gain depending on the event giving rise to the distribution and the method used.
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                 ADM Savings And Investment Plan
             Schedule A--Assets Held For Investment


                        December 31, 1994

                         Description of
                      Investment Including
 Identity of Issue,  Maturity Date, Rate of
Borrower, Lessor or     Interest, Par or                 Fair
   Similar Party         Maturity Value      Cost       Value


Archer Daniels Midland
  Company                  10,668,629 shares
                           of common stock$54,693,775$220,040,4
63

Pfizer Incorporated        30,077 shares
                           of common stock  668,565   2,323,449

Equity mutual funds
 Frank Russell--Real Estate
 Securities Fund        5,042 units        105,130     113,600
 Frank Russell--Equity I7,514 units        184,682     175,228
 Frank Russell--Equity II1,643 units        41,311      41,087
 Frank Russell--Equity III11,482 units     308,965     277,632
 Frank Russell--Equity Q7,191 units        177,909     175,672
 Frank Russell--International7,362 units   234,234     252,369
                                        __________ ___________
                                         1,052,231   1,035,588
 Commingled capital contract
  fund                    7,070 shares
                          of common stock  100,940     104,789

Commingled fixed income fund
 Federated High Yield Trust3,896 units      34,136      32,532
 Federated International Income
 Fund                   12,649 units       128,448     131,297
 Frank Russell--Multistrategy
 Bond Fund               3,585 units        34,202      33,312
 Frank Russell--Diversified
 Bond Fund              21,783 units       482,052     468,982
                                        __________ ___________
                                           678,838     666,123
                                        __________ ___________
Total assets held for investment        $57,194,349$224,170,412
                                         ========== ===========

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                 ADM Savings And Investment Plan

       Schedule B--Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets


                  Year ended December 31, 1994


                                                                                               Net
                                                              Purchase   Selling    Cost of    Gain
 Identity of Party Involved   Description of Asset/Transaction Price      Price      Asset    (Loss)



Category (iii)-Series of
 Transactions

National City Bank            Prime Cash Money Market Fund
                                 Purchased 4,370,336 units
                                   in 123 transactions     $ 4,370,336           $4,370,336
                                 Sold 4,526,450 units in
                                   129 transactions                   $4,526,450 $4,526,450

Archer Daniels Midland Company Archer Daniels Midland Company
                               common stock
                                 Purchased or received for
                                   401(k) plan contribution
                                   533,594 shares in 14
                                   transactions            $13,338,244          $13,338,244
                                 Sold 71,913 shares in 41
                                   transactions                       $1,833,884 $1,220,787 $613,097

There were no category (i), (ii) or (iv) transactions during the year.

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                            Signature



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                            ARCHER DANIELS MIDLAND COMPANY


                            /s/Douglas J. Schmalz
                            Douglas J. Schmalz
                            Vice President and Chief Financial
Officer

Dated:  June 22, 1995
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                                                       Exhibit
23






               CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 33-27523 dated April 5, 1989 and Form S-8 No. 33-49409 dated March 15, 1993) pertaining to the ADM Savings and Investment Plan of our report dated June 1, 1995, with respect to the financial statements and schedules of the ADM Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1994.




                              /s/ERNST & YOUNG
                              ERNST & YOUNG

Minneapolis, Minnesota
June 21, 1995
12